Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

 CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with (1) our unaudited condensed interim consolidated financial statements as of June 30, 2011 and for the six months then ended and related notes included in this report and (2) our consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2010 and the other information contained in such Annual Report, particularly the information in Item 5 - “Operating and Financial Review and Prospects”. Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

On June 3, 2011 the Company completed a transaction with Micron Technology Inc. ("Micron") whereby the Company acquired Micron’s fabrication facility in Nishiwaki City, Hyogo, Japan. The Company acquired the fabrication facility by setting up a wholly owned Japanese subsidiary, which in turn acquired the shares of TowerJazz Japan Ltd. (“TJP”) - the Japanese subsidiary of Micron who held the assets of the fabrication facility and related business. Following the acquisition, the Company holds 100% of the shares of TJP through the wholly owned Japanese subsidiary. For additional information regarding the acquisition, see Note 2 to the unaudited condensed interim consolidated financial statements as of June 30, 2011.

The Company’s consolidated financial statements include TJP results as from June 3, 2011 and TJP balance sheet as of June 30, 2011.

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated.

	Six Months Ended June 30,		Three Months Ended June 30,
	2011	2010	2011	2010
Statement of Operations Data:
Revenues	100%	100%	100%	100%
Cost of revenues	77.0	84.1	79.1	82.8
Gross Profit	23.0	15.9	20.9	17.2
Research and development expenses, net	4.2	5.2	3.9	5.2
Marketing, general and administrative expenses	7.9	8.8	7.8	8.6
Acquisition related costs	0.6	--	1.1	--
Operating profit	10.3	1.9	8.1	3.5
Gain on acquisition	4.0	--	7.5	--
Financing expenses, net	(11.4)	(18.1)	(7.5)	(7.5)
Other income (expenses), net	(0.2)	0.0	(0.2)	--
Income tax expense	(4.1)	(2.6)	(6.6)	(2.8)
Gain (loss) for the period	(1.4)%	(18.7)%	1.2%	(6.9)%

The following table sets forth certain statement of operations data for the periods indicated (in thousands):

	Six months ended June 30,		Three months ended June 30,
	2011	2010	2011	2010
Statement of Operations Data:
Revenues	$260,327	$239,464	139,707	125,668
Cost of revenues	200,551	201,470	110,476	103,996
Gross profit	59,776	37,994	29,231	21,672
Research and development expenses, net	11,081	12,357	5,457	6,503
Marketing, general and administrative expenses	20,517	21,141	10,948	10,828
Acquisition related costs	1,493	--	1,493	--
Operating profit	26,685	4,496	11,333	4,341
Gain from acquisition	10,432	--	10,432	--
Financing expense, net	(29,713)	(43,250)	(10,499)	(9,459)
Other income (expense), net	(404)	51	(319)	--
Income tax expense	(10,752)	(6,193)	(9,288)	(3,534)
Gain (loss) for the period	$(3,752)	$(44,896)	1,659	(8,652)

Six Months Ended June 30, 2011 Compared to the Six Months Ended June 30, 2010

Revenue. Revenue for the six months ended June 30, 2011 amounted to $260.3 million compared to $239.5 million for the six months ended June 30, 2010. Such increase in revenues is mainly due to higher wafers shipped of 19% (including shipments from TJP), while the average selling price increased by less than 1%.  Revenues for the six months ended June 30, 2010 includes $12 million higher revenues, as compared to the six months ended June 30, 2011, relating to the agreement with the Asian entity, as detailed Note 15D(3) to our annual consolidated financial statements for the year ended December 31, 2010.

Cost of Total Revenues. Cost of revenues for the six months ended June 30, 2011 amounted to $200.6 million, as compared to $201.5 million for the six months ended June 30, 2010. Cost of revenues for the six months ended June 30, 2011 included one-time depreciation expenses reduction resulting from the grants approval by the Investment Center, see Note 3C to the unaudited condensed interim consolidated financial statements as of June 30, 2011. Cost of revenues for the six months ended June 30, 2011 increased by approximately $13 million excluding this one-time effect.  Such increase resulted from the increased production level which generated the $20.9 million increase in revenues.

Gross Profit. Gross profit for the six months ended June 30, 2011 was $59.8 million compared to $38.0 million for the six months ended June 30, 2010, resulting from the above increase in revenues.

Research and Development. Research and development expenses for the six months ended June 30, 2011 amounted to $11.1 million as compared to $12.4 million for the six months ended June 30, 2010.

Marketing, General and Administrative Expenses. Marketing, general and administrative expenses for the six months ended June 30, 2011 amounted to $20.5 million as compared to $21.1 million for the six months ended June 30, 2010.

Operating Profit. Operating profit for the six months ended June 30, 2011 was $26.7 million, as compared to $4.5 million for the six months ended June 30, 2010. Such $22.2 million improvement is mainly due to the higher gross profit, as detailed above.

Gain from acquisition. Gain from acquisition of TJP was $10.4 million gross, as detailed in Note 2 to the unaudited condensed interim consolidated financial statements as of June 30, 2011.

Net profit for the six months ended June 30, 2011 includes approximately $4.8 million net positive effect from Nishiwaki Fab acquisition, comprised of (i) approximately $10.4 million gross gain from the acquisition, as the fair market value of the assets, net acquired exceeded the purchase price; (ii) approximately $5.6 million of related tax provisions and other expenses directly associated with this acquisition.

Financing Expenses, Net. Financing expenses, net for the six months ended June 30, 2011 were $29.7 million compared to financing expenses, net of $43.3 million for the six months ended June 30, 2010. Such decrease was mainly due to carrying at fair value part of our liabilities which were influenced in the six months ended June 30, 2011 by the decrease in the market price of our tradable securities as compared to a significant increase in the market price of our tradable securities in the six months ended June 30, 2010. Such decrease in financing expenses was partially offset by the effect of the decrease in the NIS/USD exchange rate on our NIS denominated debentures and offset by the fair value measurement of the bank loans following the advanced principal payments as scheduled in the 2011 letter agreement with the banks.

Income Tax expenses.  Income tax expenses resulting from the subsidiaries’ income before taxes, amounted to $10.8 million in the six months ended June 30, 2011 as compared to $6.2 million for the six months ended June 30, 2010. Income tax expense in the six months ended June 30, 2011 is due to the subsidiaries’ operating income and the approximately $4.1 million income tax expenses relating to the gain from the acquisition of TJP.

 Loss. Loss for the six months ended June 30, 2011 was $3.8 million as compared to $44.9 million for the six months ended June 30, 2010. Such $41.1 decrease in loss is due to the above mentioned $22.2 million improvement in operating profit,  $13.5 million decrease in financing expenses and $10.4 million gain from acquisition of TJP, which was partially offset by the $4.6 million increase in income tax expenses mainly due to the acquisition of TJP.

Impact of Inflation and Currency Fluctuations

The US Dollar costs of our operations in Israel are influenced by changes in the rate of inflation in Israel and the extent to which such changes are not offset by the change in valuation of the NIS in relation to the US Dollar. During the six months ended June 30, 2011, the exchange rate of the US Dollar in relation to the NIS decreased by 3.8% and the Israeli Consumer Price Index (“CPI”) increased by 2.2% (during the six months ended June 30, 2010 there was an increase of 2.6% in the exchange rate of the US Dollar in relation to the NIS and an increase of 0.7% in the CPI).

We believe that the rate of inflation in Israel did not have a material effect on our business to date. However, our US Dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the US Dollar.

Nearly all the cash generated from our operations and from our financing and investing activities is denominated in US Dollars, NIS and Japanese Yen. Our expenses and costs are denominated in NIS, US Dollars, Japanese Yen and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

Liquidity and Capital Resources

As of June 30, 2011, we had an aggregate amount of $138.9 million in cash, cash equivalents and interest bearing deposits, including designated deposits, as compared to $198.4 million as of December 31, 2010.

During the six months ended June 30, 2011, we raised $20.6 million on account of shareholders' equity (for further details see also Note 3B to the unaudited condensed interim consolidated financial statements as of June 30, 2011) and generated a net amount of $36.1 million from our operating activities. These liquidity resources financed mainly the $40 million cash paid for the acquisition of TJP, the capital investments we made during the six months ended June 30, 2011, which aggregated to an amount of $50.5 million and the repayment of loans in the amount of $25.7 million.

As of June 30, 2011, loans from banks were presented in our balance sheet in the amount of $126.7 million, of which $27.0 million are presented as short-term. As of such date, we presented an aggregate of $337.5 million of debentures in our balance sheet, of which $101.7 million are presented as short-term. See also Notes 1 and 3 to the unaudited condensed interim consolidated financial statements as of June 30, 2011.